                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                     --------------------------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                ELECTROPURE, INC.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                     286133
                                 (CUSIP Number)

                               Catherine Patterson
                                Electropure, Inc.
                           23251 Vista Grande, Suite A
                             Laguna Hills, CA 92653
                                 (714) 770-9347
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 2, 1997
             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 8 pages)

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D

     CUSIP NO. 286133                                          PAGE 2 OF 8 PAGES

-------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     RANDALL P. FRANK
-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
 3   SEC USE ONLY

-------------------------------------------------------------------------------
 4   SOURCE OF FUNDS

     PF - $135,000
     00 - $   61,000
-------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                  [ ]

-------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OR ORGANIZATION

     CALIFORNIA, USA
-------------------------------------------------------------------------------
                           7       SOLE VOTING POWER

                                   358,898
        NUMBER OF     ---------------------------------------------------------
         SHARES            8       SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                   NONE
          EACH        ---------------------------------------------------------
        REPORTING          9       SOLE DISPOSITIVE POWER
         PERSON
          WITH                     358,898
                      ---------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

                                   NONE
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     358,898
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.1% OF THE COMMON STOCK
     8.8% OF VOTING POWER
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               PAGE 3 OF 8 PAGES


         On July 25, 1996, the issuer changed its corporate name to "Electropure, Inc." and effected a one-for-ten reverse stock split. FOR PURPOSES OF THIS REPORT, ALL ISSUANCES OF COMMON STOCK AND WARRANTS TO PURCHASE COMMON STOCK ARE REFLECTED IN POST-REVERSE SPLIT AMOUNTS.

ITEM 1.  SECURITY AND ISSUER

         Common Stock, $0.01 par value, of Electropure, Inc., a California corporation ("Electropure"). Electropure's principal executive office is located at 23251 Vista Grande, Suite A, Laguna Hills, California 92653.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      Randall P. Frank

         (b)      1310 2nd Street, Manhattan Beach, CA 90266

         (c) Insurance underwriter; Five Star Managers, LLC, 50 California St., San Francisco, CA 94111.

         (d)      Not applicable

         (e)      Not applicable

         (f)      U.S.A.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Of the $196,000 used to acquire securities of Electropure, $61,000 was gifted to Mr. Frank by his father, Anthony M. Frank. All of the funds utilized to purchase shares of Common Stock from Electropure, including certain amounts invested in EDI, were from Mr. Randall Frank's personal funds.

ITEM 4.  PURPOSE OF THE TRANSACTION

         Mr. Frank purchased 319,202 shares of Electropure Common Stock in a private transaction on June 2, 1997 from his father, Anthony M. Frank. Prior to such transaction, Mr. Randall Frank had owned less than one percent (1%) of the securities of Electropure.

         Electropure is currently negotiating with its licensee, EDI Components, to terminate a July, 1992 license agreement granting EDI exclusive manufacturing and marketing rights to the Company's patented water purification technology. It is anticipated that Electropure will pay EDI up to $2,950,000 to terminate the license relationship in some combination of cash and equity over a period of time. It is also anticipated that Electropure will hire the management and staff of EDI; will grant EDI the right to appoint a Director(s) to the Company's Board; will seek to obtain sufficient working capital through a private and/or public sale of its securities; and that manufacturing and marketing of the water purification technology will then be conducted by Electropure.

                                                               PAGE 4 OF 8 PAGES



         Mr. Frank may in the future acquire, hold and dispose of shares of Common Stock or warrants or options for such Common Stock or other securities of Electropure and such transactions may be in the open market, privately or directly from Electropure.

         Except as set forth above, Mr. Frank does not have any plans or proposals which may have, which related to or which would result in:

         (a) The acquisition by any person of additional securities of Electropure, or the disposition of securities of Electropure;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Electropure or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of Electropure or any of its subsidiaries;

         (d) Any change in the present Board of Directors or management of Electropure, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (e) Any material change in the present capitalization or dividend policy of Electropure;

         (f) Any other material change in Electropure's business or corporate structure;

         (g) Changes in Electropure's charter, bylaws or instruments, correspondence thereto or other actions which may impede the acquisition or control of Electropure by any person;

         (h) Causing a class of securities of Electropure to be delisted from a national securities exchange or to cease to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of Electropure becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         (a)      Mr. Frank owns the following shares of Electropure:

                  358,898 shares of Common Stock with one vote per share(1).


-------------
(1) Includes warrants for 10,000 shares of Common Stock exercisable at $1.25 per share; 1,250 shares exercisable at $9.00 per share; and 1,112 shares exercisable at $15.00 per share.

                                                               PAGE 5 OF 8 PAGES


                  Mr. Frank owns beneficially 8.8% of the Common Stock; 9.1% if all of the warrants described in in Item 6 are exercised. Mr. Frank owns 5.0% of the voting power of all classes of stock of Electropure.

         (b) Mr. Frank has the sole voting and dispositive power over the shares he owns.

         (c) Since Setpebmer, 1990, Mr. Frank has entered into the following transactions with regard to Electropure's Common
                  Stock:

                  In or around September, 1990, Mr. Frank was gifted, by his father, a total of 3,334 shares of Electropure Common Stock and 1,112 Warrants to purchase Common Stock at an exercise price of $15.00 per share. The purchase price of such securities was $25,000.

                  In May, 1992, Mr. Frank acquired, by gift, 10,000 Warrants to purchase Common Stock of Electropure at $0.50 per share as a result of his father's investment of $25,000 in EDI Components, a privately-held California corporation. The Company entered into various agreements in July, 1992 granting EDI the exclusive manufacturing and marketing rights to the Company's patented water treatment technology. In exchange for cash consideration, certain royalty rights and the right to terminate the license, the Company granted EDI's investors warrants to purchase Common Stock equal to four (4) times such investors' capital investment in EDI. On October 24, 1994, Mr. Frank exercised such Warrants and received 10,000 shares of Common Stock.

                  In October, 1992, Mr. Randall Frank invested an additional $25,000 in EDI Components and received, as provided by the above license arrangements, an additional 10,000 Warrants to purchase Common Stock of Electropure at $0.50 per share. These Warrants were also exercised on October 24, 1994 and, as a result, Mr. Frank was issued an additional 10,000 shares of Common Stock.

                  On December 17, 1992, Mr. Anthony Frank gifted Randall Frank 10,000 Warrants (at a value of $0.10 per Warrant) to purchase Common Stock at $1.25 per share, exercisable until December 17, 2002.

                  On December 18, 1992, Mr. Anthony Frank converted an aggregate of $315,000 in outstanding loans to the Company into 126,000 shares of Common Stock and 39,375 one-year Warrants to purchase Common Stock at $9.00 per share. Concurently therewith, Mr. Frank gifted 4,000 and 1,250 of such shares and warrants, respectively, to Randall Frank.

                                                               PAGE 6 OF 8 PAGES


          The following Warrants are currently exercisable by Mr. Frank:

          --------------        ----------------      ---------------
           DATE GRANTED          PURCHASE PRICE        NO. OF SHARES
          --------------        ----------------      ---------------
             12/01/89                $15.00                  1,112
             12/17/92                $ 1.25                 10,000
             12/18/92                $ 9.00                  1,250

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

         Pursuant to the transactions described in Item 5 above, Mr. Frank has the right, until December 17, 2002 to purchase 10,000 shares of Electropure's Common Stock at $1.25 per share. Additionally, Mr. Frank has the right to purchase 1,250 shares of Common Stock at $9.00 per share and 1,112 shares of Common Stock at $15.00 per share for a period of one (1) year after the Company has registered the Common Stock underlying such warrants.

         In addition to the 20,000 Warrants described in Item 5 above, as partial consideration for his aggregate $50,000 investment in EDI Components in 1992, Mr. Frank received the following rights under the license agreement between Electropure and EDI:

         (a) A Stock Right Agreement providing the right to purchase, in an amount equal to his investment in EDI, additional shares of Electropure Common Stock at a 25% discount from the cash purchase price at which the Company may, in the future, offer such stock to bona fide third party purchasers;

         (b) A Security interest in the Company's patented water purification technology equal to Mr. Frank's $50,000 investment; and

         (c) The right to payment by Electropure in the sum of $200,000 upon the termination of the license relationship with EDI. It is anticipated that the Company will negotiate an arrangement with Mr. Frank, and with the other investors of EDI Components, to satisfy such payment in some combination of cash and/or securities of the Company.

ITEM 7.  EXHIBITS

         10.12.A  Warrants for 1,112 shares (Warrant No. 261 - 12/01/89)

         10.12.B Warrants for 1,250 shares (Warrant No. 295 - 12/18/92) - face sheet only*

         10.12.C Warrants for 10,000 shares (Warrant No. 357 - 12/17/92) - face sheet only*

         10.12.D  Warrants for 10,000 shares (Warrant No. E-1005 - 05/14/92) -
                  face sheet only*

         10.12.E  Warrants for 10,000 shares (Warrant No. E-1010 - 10/27/92) -
                  face sheet only*

         10.12.F  Stock Right Agreement No. E-1005 - 05/14/92

                                                               PAGE 7 OF 8 PAGES



         10.12.G  Stock Right Agreement No. E-1010 - 10/27/92 - face sheet only

---------------
* The number of Warrants reflected have been modified to give effect to the one-for-ten reverse stock split conducted by the Company in July, 1996.

                                                               PAGE 8 OF 8 PAGES


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  July 11, 1997

                                              /s/  RANDALL P. FRANK
                                              --------------------------
                                                   Randall P. Frank

                                  SCHEDULE 13D

                                RANDALL P. FRANK
                           (Name of Reporting Person)


                                INDEX TO EXHIBITS
                                -----------------

                                                                        PAGE
                                                                    SEQUENTIALLY
                                                                      NUMBERED
                                                                    ------------

10.12.A  Warrants for 1,112 shares (Warrant No. 261 - 12/01/89)

10.12.B  Warrants for 1,250 shares (Warrant No. 295 - 12/18/92)*

10.12.C  Warrants for 10,000 shares (Warrant No. 357 - 12/17/92)*

10.12.D  Warrants for 10,000 shares (Warrant No. E-1005 - 05/14/92)*

10.12.E  Warrants for 10,000 shares (Warrant No. E-1010 - 10/27/92)*

10.12.F  Stock Right Agreement No. E-1005 - 05/14/92

10.12.G  Stock Right Agreement No. E-1010 - 10/27/92